Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

October 1, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER DISCOVERS AND DEVELOPS 3 NEW ZONES AT GUANAJUATO

GREAT PANTHER RESOURCES LIMITED (TSX: GPR, the “Company”) is pleased to announce that continued underground development at its Guanajuato Mine in central Mexico has been successful in identifying and delineating three new zones of silver-gold mineralization. The discovery of these three zones within and adjacent to the areas where the Company is already mining emphasizes the potential to expand production and resources along the entire 4.2 kilometre strike length of the property.

At the Cata Clavo – Alto 2 vein north extension, exploration development on the 430 level, west of the recently reported mineral resource estimate, has advanced 66 metres along strike with an average width of 3.34 metres and average grades of 295g/t silver and 0.98g/t gold. Raise #738 from the 430 level to the 406 level on this zone is complete and along the 28 metres of the raise, the average width (raise width only) was 1.56 metres with average grades of 411g/t silver and 1.7g/t gold. Further underground drilling will be completed to assess the extent of the Alto 2 vein mineralization, both to the northwest and down dip.

In the Rayas area, the Santa Margarita vein is a hanging wall structure parallel to the main Veta Madre. Past work by the previous operator on the 345 level of development on the Santa Margarita vein was sub-economic but recent development by Great Panther on the 390 level intersected gold-rich mineralization in the vein. Initial development on the Santa Margarita vein on the 390 level indicates a “shoot” 52 metres long, 3.4 metres wide (average development width), with assays averaging 5.06g/t gold and 20g/t silver. Ramping on the Santa Margarita vein, to connect to the 435 level, intersected the mineralization along 28 metres of strike, with a 3.4 metre width, and assays averaging 5.3g/t gold and 33g/t silver. Along the second “leg” of the ramp, the zone has increased in strike length and changed from gold rich to gold-silver rich. The first portion of the second leg intersected mineralization along 38 metres, 3.45 metres wide, with assays averaging 5.31g/t gold and 31g/t silver, while the continuation of the same zone encountered mineralization along a further 26 metres, 3.45 metres wide (development width), with assays averaging 5.23g/t gold and 359g/t silver. The full extent of the Santa Margarita mineralization is unknown, although the vein is noted as being 300 metres long in the workings above. An underground drilling program is being planned and is scheduled to commence later in 2009. The Santa Margarita vein comprises two phases - a primary white quartz to breccia phase with electrum, and a second similar phase but with breccia clasts replaced by base metal minerals and acanthite (silver sulphide).

At Los Pozos, a portion of the Veta Madre between the Cata and Rayas Clavos, diamond drilling and a cross cut off of a new development ramp, intersected the Veta Madre mineralization across 12 metres horizontal (8.4 metres true width) grading 348g/t silver and 1.2g/t gold. On the 275 level, intersections of the vein in a series of underground exploratory drill holes indicate this zone to be approximately 65 metres along strike. The average grade of pillars remaining in old workings on the Los Pozos 275 level is 468g/t silver and 1.39g/t gold.

Results of these drill holes and outlines of all three new zones are shown on longitudinal sections on the Company’s website.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

The discovery and delineation of the three zones described above are a reflection of the concerted and successful efforts of the Company’s mine geologists and engineers to fully understand the structural complexity of the Guanajuato mineralized system, to review 400 years of past activities, and to reevaluate the system in areas of previous exploitation and to depth. The vein widths and grades of the new discoveries are excellent and will allow the Guanajuato operations to further reduce the low cost of producing silver (US$5.06 per ounce Ag, net of by-products in the second quarter).

It is this type of success that gives Great Panther the confidence to embark on its new 3-year growth strategy to increase production to 3.8 million silver equivalent ounces at its two mines by the year 2012. The growth strategy includes an estimated total of 65,000 metres of exploration drilling which will concentrate on defining resources, looking for vein extensions and testing new targets. Based upon previous experience, the discovery cost per ounce is expected to be about US$0.50 or less. The focus will be on deep extensions of the Rayas Clavo, the famous Valenciana Mine, the Cata Clavo, the Guanajuatito Zone and new targets in between the major orebodies along the 4.2 kilometre trend of the Veta Madre structure (see News Release dated Sept. 16, 2009).

Samples were assayed by SGS at the Company's Guanajuato Mine site laboratory. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.